Delisting Determination,The Nasdaq Stock Market, LLC,
October 6, 2011, Evergreen Solar, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Evergreen Solar, Inc.
(the Company), effective at the opening of the trading session on October 17, 2011. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), IM-5101-1 and 5250(c)(1). The Company was notified of the Staffs determination on August 15, 2011 and August 17, 2011. The Company did not appeal the Staff determination to the Hearings
Panel. The Companys shares were suspended from trading and the Staff determination to delist the Company became final on August 24, 2011.